QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ChoiceTel Communications, Inc. (Name of Issuer)
Common Stock, par value $.01 (Title of Class of Securities)
17039H-10-1 (CUSIP Number)
Michael R. Wigley, 15500 Wayzata Blvd., #1029, Wayzata, Minnesota 55391, Tel: (952) 249-1802 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 29, 2002 (Date of Event which Requires Filing of this Statement)

with copies to:

Robert T. Montague, Esq. Robins, Kaplan, Miller & Ciresi LLP 2800 LaSalle Plaza 800 LaSalle Avenue Minneapolis, Minnesota 55402 Tel: (612) 349-8500	Lawrence S. Wittenberg, Esq. Testa, Hurwitz & Thibeault, LLP 125 High Street Boston, Massachusetts 02110 Tel: (617) 248-7000

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 12 PAGES

CUSIP No. 17039H-10-1	SCHEDULE 13D	Page 2 of 12 Pages

(1)	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Sontra Medical, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☒
	OF A GROUP (SEE INSTRUCTIONS)	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Sontra Medical, Inc.—Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
0

		(8)	SHARED VOTING POWER
2,198,122

		(9)	SOLE DISPOSITIVE POWER(3)
0

		(10)	SHARED DISPOSITIVE POWER(3)
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,198,122(2)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.6%(1)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 17039H-10-1	SCHEDULE 13D	Page 3 of 12 Pages

(1)	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Gary S. Kohler

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☒
	OF A GROUP (SEE INSTRUCTIONS)	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
918,460

		(8)	SHARED VOTING POWER
2,198,122

		(9)	SOLE DISPOSITIVE POWER(3)
918,460

		(10)	SHARED DISPOSITIVE POWER(3)
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,198,122(2)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.6%(1)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 17039H-10-1	SCHEDULE 13D	Page 4 of 12 Pages

(1)	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Michael R. Wigley

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☒
	OF A GROUP (SEE INSTRUCTIONS)	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
526,766

		(8)	SHARED VOTING POWER
2,198,122

		(9)	SOLE DISPOSITIVE POWER(3)
526,766

		(10)	SHARED DISPOSITIVE POWER(3)
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,198,122(2)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.6%(1)

(14)	14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 17039H-10-1	SCHEDULE 13D	Page 5 of 12 Pages

(1)	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Jeffrey R. Paletz

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☒
	OF A GROUP (SEE INSTRUCTIONS)	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
342,358

		(8)	SHARED VOTING POWER
2,198,122

		(9)	SOLE DISPOSITIVE POWER(3)
342,358

		(10)	SHARED DISPOSITIVE POWER(3)
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,198,122(2)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.6%(1)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 17039H-10-1	SCHEDULE 13D	Page 6 of 12 Pages

(1)	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Jack S. Kohler

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☒
	OF A GROUP (SEE INSTRUCTIONS)	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
260,800

		(8)	SHARED VOTING POWER
2,198,122

		(9)	SOLE DISPOSITIVE POWER(3)
260,800

		(10)	SHARED DISPOSITIVE POWER(3)
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,198,122(2)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.6%(1)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 17039H-10-1	SCHEDULE 13D	Page 7 of 12 Pages

(1)	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Andrew Redleaf

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☒
	OF A GROUP (SEE INSTRUCTIONS)	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER
445,063

		(8)	SHARED VOTING POWER
2,198,122

		(9)	SOLE DISPOSITIVE POWER(3)
445,063

		(10)	SHARED DISPOSITIVE POWER(3)
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,198,122(2)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.6%(1)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 17039H-10-1	SCHEDULE 13D	Page 8 of 12 Pages

          (1)    Based on the 3,035,795 shares of common stock of ChoiceTel Communications, Inc. outstanding on April 24, 2002, as represented by ChoiceTel Communications, Inc. in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on April 24, 2002, and 166,341 shares of common stock of ChoiceTel Communications, Inc. that may become outstanding within 60 days upon the exercise of options.

          (2)    Each of the reporting persons disclaims beneficial ownership of any such shares of common stock of ChoiceTel Communications, Inc., except for the shares, if any, such reporting person holds of record. The filing of this Schedule 13D shall not be construed as an admission that any reporting person is the beneficial owner of any securities covered by this Amendment No. 1 to the Schedule 13D.

          (3)    Pursuant to the CC Voting Agreement, the CC Shareholders may not transfer any shares of common stock of ChoiceTel Communications, Inc. owned by them except under certain circumstances, as more fully described in the CC Voting Agreement and in Item 4 to Schedule 13D (as defined below).

        This Amendment No. 1 ("Amendment No. 1") amends the Statement on Schedule 13D (the "Schedule 13D") filed on March 12, 2002. Capitalized terms used herein and not defined have the meanings ascribed thereto in the Schedule 13D. Items 5 and 7 of the Schedule 13D are amended in their entirety herewith to read as follows.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)-(b) As a result of the CC Voting Agreement, each of Sontra and the CC Shareholders may be deemed to be the beneficial owner of 2,198,122 shares of Company Common Stock pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, by virtue of its direct or indirect right to direct the voting of the shares beneficially and collectively owned by CC Shareholders pursuant to the terms of the Merger Agreement and the CC Voting Agreement. Such Company Common Stock constitutes approximately 68.6% of the issued and outstanding shares of Company Common Stock (based on 3,035,795 shares of Company Common Stock outstanding as reported by the Company in its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on April 24, 2002 and 166,341 shares of Company Common Stock that may become outstanding within 60 days upon the exercise of options). Sontra has shared power to vote the shares of Company Common Stock for the limited purposes described in Item 4 to Schedule 13D. Sontra does not have the sole or shared power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Company Common Stock, although Sontra does have the right to consent to transfers between CC Shareholders pursuant to the CC Voting Agreement. Sontra (i) is not entitled to any rights as a shareholder of the Company as to the shares of Company Common Stock covered by the CC Voting Agreement other than as set forth in this paragraph and (ii) disclaims any beneficial ownership of the shares of Company Common Stock which are covered by the CC Voting Agreement. To the best of Sontra's knowledge, no shares of Company Common Stock are beneficially owned by any of the persons named in Exhibit 1 to Schedule 13D.

        GKohler has beneficial ownership, including the sole power to vote and to direct the disposition, of 918,460 shares of Company Common Stock, which constitutes approximately 30.3% of the Company Common Stock issued and outstanding. The 918,460 shares of Company Common Stock include 40,000 shares held by GKohler as custodian for the benefit of his children. GKohler disclaims beneficial ownership of such shares held by him as custodian for the benefit of his children. GKohler has shared power to vote 2,198,122 shares of Company Common Stock for the limited purposes described in Item 4 to Schedule 13D, which represents approximately 68.6% of the Company Common Stock assuming the exercise of options within 60 days. GKohler does not share dispositive power with respect to any shares of Company Common Stock. GKohler is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the CC Voting Agreement other than the 918,460 shares over which he has sole voting and dispositive power, as described above.

CUSIP No. 17039H-10-1	SCHEDULE 13D	Page 9 of 12 Pages

        Wigley has beneficial ownership, including the sole power to vote and to direct the disposition, of 526,766 shares of Company Common Stock, which constitutes approximately 16.5% of the Company Common Stock issued and outstanding assuming the exercise of options within 60 days. The 526,766 shares of Company Common Stock include 49,000 shares that are held by Wigley as custodian for his minor children and 261,666 shares of Company Common Stock which Wigley may acquire within 60 days upon exercise of options. Wigley disclaims beneficial ownership of the shares held by his minor children. Wigley has shared power to vote 2,198,122 shares of Company Common Stock for the limited purposes described in Item 4 to Schedule 13D, which represents approximately 68.6% of the Company Common Stock assuming the exercise of options within 60 days. Wigley does not share dispositive power with respect to any shares of Company Common Stock. Wigley is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the CC Voting Agreement other than the 526,766 shares over which he has sole voting and dispositive power, as described above.

        Paletz has beneficial ownership, including the sole power to vote and to direct the disposition, of 342,358 shares of Company Common Stock, which constitutes approximately 11.3% of the Company Common Stock issued and outstanding. Paletz has shared power to vote 2,198,122 shares of Company Common Stock for the limited purposes described in Item 4 to Schedule 13D, which represents approximately 68.6% of the Company Common Stock issued and outstanding assuming the exercise of options within 60 days. Paletz does not share dispositive power with respect to any shares of Company Common Stock. Paletz is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the CC Voting Agreement other than the 342,358 shares over which he has sole voting and dispositive power.

        JKohler has beneficial ownership, including the sole power to vote and to direct the disposition, of 260,800 shares of Company Common Stock, which constitutes approximately 8.6% of the Company Common Stock issued and outstanding. The 260,800 shares of Company Common Stock include 200,000 shares of Company Common Stock that JKohler may acquire within 60 days upon exercise of an option. The 260,800 shares of Company Common Stock also include 300 shares held by JKohler as custodian for the benefit of his children. JKohler disclaims beneficial ownership of such shares held by him as custodian for the benefit of his children. JKohler has shared power to vote 2,198,122 shares of Company Common Stock for the limited purposes described in Item 4 to Schedule 13D, which represents approximately 68.6% of the Company Common Stock issued and outstanding assuming the exercise of options within 60 days. JKohler does not share dispositive power with respect to any shares of Company Common Stock. JKohler is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the CC Voting Agreement other than the 260,800 shares over which he has sole voting and dispositive power, as described above.

        Redleaf has beneficial ownership, including the sole power to vote and to direct the disposition, of 445,063 shares of Company Common Stock, which constitutes approximately 14.7% of the Company Common Stock issued and outstanding. Redleaf has shared power to vote 2,198,122 shares of Company Common Stock for the limited purposes described in Item 4 to Schedule 13D, which represents approximately 68.6% of the Company Common Stock issued and outstanding assuming the exercise of options within 60 days. Redleaf is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the CC Voting Agreement other than the 445,063 shares over which he has sole voting and dispositive power.

CUSIP No. 17039H-10-1	SCHEDULE 13D	Page 10 of 12 Pages

          (c)    Neither Sontra, nor to the knowledge of Sontra, any person named in Exhibit 1 of Schedule 13D, has effected any transaction in the Company Common Stock within the past 60 days. None of the CC Shareholders has effected any transaction in the Company Common Stock within the past 60 days, except as described on Exhibit 5.

          (d)  Except as described above, Sontra does not have the right to receive or the power to direct the receipt of dividends from, or the sale proceeds of the sale of, any Company Common Stock, including the Company Common Stock subject to the CC Voting Agreement. Except as described above, no person other than the CC Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Company Common Stock beneficially owned by the CC Shareholders and Sontra.

          (e)    Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.	DESCRIPTION
5	Transactions by Reporting Persons in Company Common Stock During Past 60 Days

CUSIP No. 17039H-10-1	SCHEDULE 13D	Page 11 of 12 Pages

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 15, 2002

SONTRA MEDICAL, INC.
By:	/s/ JAMES R. MCNAB, JR.
Name:	James R. McNab, Jr.
Title:	President and Chief Executive Officer
/s/ GARY S. KOHLER Gary S. Kohler
/s/ MICHAEL R. WIGLEY Michael R. Wigley
/s/ JEFFREY R. PALETZ Jeffrey R. Paletz
/s/ JACK S. KOHLER Jack S. Kohler
/s/ ANDREW REDLEAF Andrew Redleaf

QuickLinks

SIGNATURE